Exhibit 99.1

News Release

OLYMPUS CLOSES THE REMAINING PRIVATE PLACEMENT FINANCING OF US$14.6 MILLION OF FOUR-YEAR 8% UNSECURED CONVERTIBLE NOTES AND WARRANTS

Toronto, May 7, 2011 - Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) announces that it has closed the remaining private placement financing of US$14.6 million of a four-year 8% unsecured and redeemable notes convertible at US$0.51 per common share (the "Notes") and including warrants exercisable to acquire common shares at CAD$0.55 based on a one share and half warrant equivalent structure (see details below). The conversion of the Notes (and the exercise of the warrants) into shares is subject to shareholder approval

A similar private placement of units consisting of 8% unsecured and redeemable notes convertible at CAD$0.50 per common share and including warrants exercisable to acquire common shares at CAD$0.55, with gross proceeds of CAD$15 million, closed May 5, 2011. (See Olympus Press Release dated May 5, 2011)

Euro Pacific Capital Inc. acted as the exclusive sole placement agent on both private placements. Demand for the Notes proved to be extremely strong particularly in Germany and the United States.

Proceeds of both private placements will provide Olympus with the necessary funds to advance its development, exploration, and acquisition plans in Vietnam, Malaysia, and the Philippines for the foreseeable future.

Olympus issued the Notes instead of pure equity as it enables the Company to complete important exploration and development work on three core projects, allowing the potential for shareholder value to be created and to minimize shareholder dilution.

Detail

The private placement is comprised of 14.6 million units (the “Units”), with each Unit consisting of one Note and two common share purchase warrants, one warrant (subject to shareholder approval) immediately exercisable (the “Vested Warrant”) and the second warrant (subject to shareholder approval) (the “Vesting Warrant”) only exercisable upon an early redemption of the Notes.  Each Note was issued in the principal amount of US$1.00 and, which subject to shareholder approval is convertible at a rate of US$0.51 per share into common shares of the Company, a Vested Warrant for the purchase of 0.9804 common shares of the Company at a price of CAD$0.55 per share until the Maturity Date, and a Vesting Warrant for the purchase of 1.9608 common shares of the Company at a price of CAD$0.50 per share until the Maturity Date, exercisable only in the event of an early redemption of the Note. The warrants may, if and to the extent such right is acceptable to the ASX as being in accordance with the ASX Listing Rules, also be exercised on a cashless or net exercise basis at the option of the holder.  The Notes mature on the fourth anniversary of the closing date (the “Maturity Date”) and bear interest at 8% per annum payable semi-annually on November 30 and May 31. The net proceeds to the Company are approximately US$13.2 million after deduction of fees and expenses.

The securities sold in the offering have not been registered under the Securities Act of 1933, or any state securities laws, and have been sold in a private transaction under Regulation D.  Unless the securities are registered, they may not be re-offered or re-sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

The offering is subject to the receipt of all regulatory approvals including the approval of the Toronto Stock Exchange, certain shareholder approvals under the ASX Listing Rules and other customary closing conditions.

Olympus Pacific Minerals Inc. is a diversified SE Asia gold production and exploration company with four core properties in Vietnam, East Malaysia, and the northern Philippines. The Company is expanding current gold production and exploring for major discoveries in an area of the world renown for its rich mineral deposits.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations

Office:  (416) 572-2525
Toll Free:  1-888-902-5522
Fax:  (416) 572-4202

 OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.